SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2013

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2013, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 4, 2013, entitled "APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 4, 2013   By: /s/ Themba Gwebu
                                                  Name: Themba Gwebu
                                                  Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD")

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

In compliance with paragraph 3.59(a) of the JSE Limited Listings Requirements, shareholders of DRDGOLD are advised that its group financial accountant, Francois van der Westhuizen has been appointed as chief financial officer and an executive director of DRDGOLD with effect from 1 January 2014. He replaces Craig Barnes, who is immigrating to Australia, as announced on the Stock Exchange News Service on 30 September 2013.

Mr van der Westhuizen, age 33, has over 11 years' financial experience, five of which have been spent in the mining industry. He joined DRDGOLD in May 2009 as group financial accountant. His most recent responsibilities have included local and foreign financial reporting and the group treasury function. He is also head of the tax department.

Mr van der Westhuizen is a chartered accountant (South Africa), has a BCom (Hons) from the University of Pretoria and a Magister Commercii (specialising in taxation). He also has an Associate Chartered Management Accountant qualification from the Chartered Institute of Management Accountants (United Kingdom). Prior to joining DRDGOLD, he spent just over two years with PricewaterhouseCoopers LLP.

Roodepoort
4 December 2013

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